                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

[X] Annual report pursuant to Section 15 (d) of the Securities Exchange Act of 1934 (No fee required)

         For the period ended December 31, 2001

                                       OR

[ ] Transition report pursuant to Section 15 (d) of the Securities Exchange Act of 1934 (No fee required)

         A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                 NCS HealthCare Employee Savings Plan and Trust

         B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                              NCS HealthCare, Inc.
                       3201 Enterprise Parkway, Suite 220
                              Beachwood, Ohio 44122

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                          NCS HealthCare Employee
                                           Savings Plan and Trust

Date:    June 28, 2002              By      /s/      Gerald D. Stethem
                                            ---------------------------
                                            Gerald D. Stethem

                                            Senior Vice President and Chief
                                            Financial Officer

                 NCS HealthCare Employee Savings Plan and Trust

                              Financial Statements
                            and Supplemental Schedule

                           December 31, 2001 and 2000
                      and the Year Ended December 31, 2001


                                TABLE OF CONTENTS

Report of Independent Auditors....................................................................................   1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits...................................................................   2
Statement of Changes in Net Assets Available for Benefits.........................................................   3
Notes to Financial Statements.....................................................................................   4

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4(i) -- Schedule of Assets (Held at End of Year).................................................   9

                         Report of Independent Auditors

The Trustees

NCS HealthCare Employee Savings Plan and Trust

We have audited the accompanying statements of net assets available for benefits of NCS HealthCare Employee Savings Plan and Trust as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                               /s/ Ernst & Young LLP

Cleveland, Ohio
June 24, 2002

                 NCS HealthCare Employee Savings Plan and Trust
                Statements of Net Assets Available for Benefits

                                                    DECEMBER 31
                                                2001             2000
                                              -----------    -----------
         ASSETS

         Investments                          $28,970,643    $29,890,168

         Contribution receivables:
            Employer                               20,204         18,456
            Participant                           116,358        108,914
                                              -----------    -----------
         Total contribution receivables           136,562        127,370
                                              -----------    -----------
         Net assets available for benefits    $29,107,205    $30,017,538
                                              ===========    ===========


See accompanying notes to financial statements.

                 NCS HealthCare Employee Savings Plan and Trust
            Statement of Changes in Net Assets Available for Benefits

                          Year Ended December 31, 2001


         ADDITIONS

         Investment income (loss):

            Net depreciation in fair value of investments       $ (3,437,145)
            Interest and dividends                                    17,992
                                                                ------------
                                                                  (3,419,153)

         Contributions:
            Participants                                           4,898,068
            Employer                                                 897,280
            Rollover                                                 102,906
                                                                ------------
                                                                   5,898,254
                                                                ------------

         Total additions                                           2,479,101

         DEDUCTIONS

         Benefits paid directly to participants                    3,389,434
                                                                ------------
         Total deductions                                          3,389,434
                                                                ------------
         Net decrease                                               (910,333)
         Net assets available for benefits
            at beginning of year                                  30,017,538
                                                                ------------
         Net assets available for benefits
            at end of year                                      $ 29,107,205
                                                                ============


See accompanying notes to financial statements

                 NCS HealthCare Employee Savings Plan and Trust
                          Notes to Financial Statements

                         December 31, 2001 and 2000 and
                          Year Ended December 31, 2001



1. DESCRIPTION OF THE PLAN

The following description of the NCS HealthCare Employee Savings Plan and Trust (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan available to certain employees of NCS HealthCare, Inc. (the Company and Plan Sponsor) who have completed six months of service, attained the age of 18 and completed a minimum of 500 hours of consecutive service, excluding employees covered by a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Each year, participants may contribute up to 15 percent of their pretax annual compensation, as defined in the Plan, limited to the maximum permitted by the Internal Revenue Code. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. In addition, the Company may make matching and special discretionary contributions to the Plan in an amount to be determined each year by the Company. For the year ended December 31, 2001, the Company contributed 20% of the first 10% of base compensation that a participant contributed to the Plan. Special discretionary Company contributions are allocated to those participants who are both employed by the Company at the end of the year and have 1,000 hours of service. From January 1, 1999 through September 30, 2000, all matching contributions made by the Company were invested in Company stock. Effective October 1, 2000, all Company matching contributions are invested at the direction of the participant.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of the Company's contributions, Plan earnings and forfeitures. Allocations of the Company's contributions and Plan earnings are based on the ratio of the participant's account balance in the respective fund to the total fund balance as of the valuation date. Allocation of forfeitures is based on the ratio of the compensation with respect to total compensation for all participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                 NCS HealthCare Employee Savings Plan and Trust
                    Notes to Financial Statements (continued)


1. DESCRIPTION OF THE PLAN (CONTINUED)

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Participants vest in the employer contributions at a rate of 20 percent per year beginning after one year of service, becoming 100 percent vested after five years of service. Participants or their beneficiaries are entitled to receive the vested portion of the participant account balance, upon normal retirement (age 65), death, disability or termination of employment. Upon termination of employment, a participant's nonvested portion of Company contributions and related earnings are forfeited. There were $115,558 and $211,016 of forfeitures available to allocate among the accounts of all eligible participants as of December 31, 2001 and 2000, respectively.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined monthly by the Plan Administrator. The maximum number of years permitted for repayment is five years, except for loans used for the purchase of a principal residence.

PAYMENT OF BENEFITS / WITHDRAWALS

Upon retirement, death, disability or termination of service, or plan termination, a participant's normal form of benefits is a life annuity or joint and survivor spouse annuity. Optional forms of distribution include one lump-sum payment, installment payments, or other types of annuities. Participants who prove financial hardship may withdraw a portion of their account balance, as determined by the plan administrator.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

                 NCS HealthCare Employee Savings Plan and Trust
                    Notes to Financial Statements (continued)


2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared on the accrual basis of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments, excluding the guaranteed certified funds, are stated at fair value. The insurance company pooled separate accounts are valued at the redemption value of units held by the Plan at year-end. The NCS HealthCare, Inc. Common Stock shares are valued at the quoted market price at year-end in an active market. The guaranteed certificate funds are stated at contract value, which approximates fair value. The participant loans are recorded at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

ADMINISTRATIVE CHARGES

Great-West Life and Annuity Insurance Company (Great-West) provides certain recordkeeping and other administrative services to the Plan. These services are paid for by the Plan through a daily variable asset charge that reduces the investment income earned by the Great-West accounts. The annualized variable asset charge is equal to 0.25% at December 31, 2001 and 2000 of the fair value of Great-West accounts. The Company pays for those Plan expenses not borne by the Plan.

                 NCS HealthCare Employee Savings Plan and Trust
                    Notes to Financial Statements (continued)


3.  INVESTMENTS

During 2001, the Plan's investments (including investments purchased, sold, as well as held during the year) (depreciated) appreciated in fair value as determined by quoted market prices as follows:

         NCS HealthCare, Inc. common stock    $   101,336
         Pooled separate accounts              (3,538,481)
                                              -----------
                                              $(3,437,145)
                                              ===========

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

                                                             DECEMBER 31
                                                         2001              2000
                                                       ----------       ----------
         Great-West pooled separate accounts:

         Profile Series I                              $3,462,463       $3,829,467
         American Century - Twentieth Century

            Ultra Fund                                  3,098,416        3,449,021
         AIM Constellation Fund                         1,644,316        2,236,471
         Profile Series II                              4,237,407        4,437,039
         Profile Series III                             1,773,323        1,949,581
         Maxim Money Market                             1,731,436        1,559,556

                 NCS HealthCare Employee Savings Plan and Trust
                    Notes to Financial Statements (continued)


4.  NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investment is as follows:

                                                     DECEMBER 31

                                                   2001        2000
                                                  --------    --------
         Investments, at fair value:
            NCS Health Care, Inc. common stock    $186,384    $108,887
                                                  ========    ========


                                                                  YEAR ENDED
                                                                 DECEMBER 31,

                                                                     2001
                                                                  ---------
         Change in net assets:
            Distributions to participants                         $ (18,319)
            Forfeitures                                              (5,520)
            Net  appreciation in fair value of common stock         101,336
                                                                  ---------
                                                                  $  77,497
                                                                  =========

5. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated April 22, 1998, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

                 NCS HealthCare Employee Savings Plan and Trust
        Employee Identification Number (EIN): 34-1816187 Plan Number: 001 Schedule H, Line 4(i) -- Schedule of Assets (Held at End of Year)
                                December 31, 2001


                                                                            NUMBER OF
                                                                           SHARES/UNITS
                                                                                OR
                                                                             INTEREST                               CURRENT
    IDENTITY                  DESCRIPTION OF INVESTMENTS                       RATE                COST**            VALUE
-------------------------------------------------------------------------------------------------------------------------------
1ER-AWP          Interest Bearing Cash                                        4.50%                               $          36
Great-West       Guaranteed Certificate Funds:
1CGF 36          Guaranteed Certificate Fund due
                    March 31, 2002*                                           4.70%                                       5,671
1CGF 36          Guaranteed Certificate Fund due
                    June 30, 2002*                                            5.20%                                       3,120
1CGF 36          Guaranteed Certificate Fund due
                    September 30, 2002*                                       5.35%                                       2,866
1CGF 36          Guaranteed Certificate Fund due
                    December 31, 2002*                                        5.80%                                      35,576
1CGF 36          Guaranteed Certificate Fund due
                    March 31, 2003*                                           6.20%                                      13,947
1CGF 36          Guaranteed Certificate Fund due
                     June 30, 2003*                                           6.25%                                       2,160
1CGF 36          Guaranteed Certificate Fund due

                    September 30, 2003*                                       6.00%                                       2,797
1CGF 36          Guaranteed Certificate Fund due
                    December 31, 2003*                                        5.35%                                      12,432
1CGF 36          Guaranteed Certificate Fund due
                    March 31, 2004 *                                          4.25%                                       4,822
1CGF 36          Guaranteed Certificate Fund due
                    June 30, 2004*                                            4.20%                                      23,003
1CGF 36          Guaranteed Certificate Fund due
                    September 30, 2004*                                       3.20%                                       6,033
1CGF 36          Guaranteed Certificate Fund due
                    December 31, 2004*                                        3.30%                                       4,800
1CGF 60          Guaranteed Certificate Fund due
                    June 30, 2002*                                            5.75%                                         193
1CGF 60          Guaranteed Certificate Fund due
                    December 31, 2002*                                        5.00%                                         647
1CGF 60          Guaranteed Certificate Fund due
                    March 31, 2003*                                           5.05%                                       3,166
1CGF 60          Guaranteed Certificate Fund due
                    June 30, 2003*                                            4.80%                                       1,242

                 NCS HealthCare Employee Savings Plan and Trust
        Employee Identification Number (EIN): 34-1816187 Plan Number: 001 Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year) (continued)


                                                                            NUMBER OF
                                                                           SHARES/UNITS
                                                                                OR
                                                                             INTEREST                               CURRENT
    IDENTITY                  DESCRIPTION OF INVESTMENTS                       RATE                COST**            VALUE
-------------------------------------------------------------------------------------------------------------------------------
1CGF 60          Guaranteed Certificate Fund due
                    September 30, 2003*                                       4.60%                                         670
1CGF 60          Guaranteed Certificate Fund due
                    December 31, 2003*                                        4.35%                                       1,305
1CGF 60          Guaranteed Certificate Fund due
                     March 31, 2004*                                          4.90%                                         707
1CGF 60          Guaranteed Certificate Fund due
                    June 30, 2004*                                            5.45%                                         610
1CGF 60          Guaranteed Certificate Fund due
                    September 30, 2004*                                       5.50%                                         716
1CGF 60          Guaranteed Certificate Fund due
                    December 31, 2004*                                        6.05%                                         750
1CGF 60          Guaranteed Certificate Fund due
                    March 31, 2005*                                           6.35%                                       1,141
1CGF 60          Guaranteed Certificate Fund due
                    June 30, 2005*                                            6.35%                                         856
1CGF 60          Guaranteed Certificate Fund due
                    September 30, 2005*                                       6.10%                                       1,123
1CGF 60          Guaranteed Certificate Fund due
                    December 31, 2005*                                        5.45%                                         956
1CGF 60          Guaranteed Certificate Fund due
                    March 31, 2006*                                           4.50%                                       1,130
1CGF 60          Guaranteed Certificate Fund due
                    June 30, 2006*                                            4.55%                                         927
1CGF 60          Guaranteed Certificate Fund due
                    September 30, 2006*                                       3.70%                                         994
1CGF 60          Guaranteed Certificate Fund due
                    December 30, 2006*                                        4.10%                                         900

                 NCS HealthCare Employee Savings Plan and Trust
        Employee Identification Number (EIN): 34-1816187 Plan Number: 001 Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year) (continued)


                                                                            NUMBER OF
                                                                           SHARES/UNITS
                                                                                OR
                                                                             INTEREST                               CURRENT
    IDENTITY                  DESCRIPTION OF INVESTMENTS                       RATE                COST**            VALUE
-------------------------------------------------------------------------------------------------------------------------------
1CGF 84             December 31, 2002*                                        5.00%                                       3,225
1CGF 84          Guaranteed Certificate Fund due
                    March 31, 2003*                                           5.00%                                         743
1CGF 84          Guaranteed Certificate Fund due
                    June 30, 2003*                                            5.50%                                       4,896
1CGF 84          Guaranteed Certificate Fund due
                    September 30, 2003*                                       5.65%                                         806
1CGF 84          Guaranteed Certificate Fund due
                    December 31, 2003*                                        5.20%                                      26,135
1CGF 84          Guaranteed Certificate Fund due
                    March 31, 2004*                                           5.75%                                       1,391
1CGF 84          Guaranteed Certificate Fund due
                    June 30, 2004*                                            6.00%                                       2,470
1CGF 84          Guaranteed Certificate Fund due
                    September 30, 2004*                                       5.50%                                       2,923
1CGF 84          Guaranteed Certificate Fund due
                    December 31, 2004*                                        5.10%                                       1,293
1CGF84           Guaranteed Certificate Fund
                    due March 31, 2005*                                       5.10%                                       4,742
1CGF 84          Guaranteed Certificate Fund due
                    June 30, 2005*                                            4.85%                                       2,627
1CGF 84          Guaranteed Certificate Fund due
                    September 30, 2005*                                       4.75%                                       2,611
1CGF 84          Guaranteed Certificate Fund due
                    December 31, 2005*                                        4.50%                                       2,509
1CGF 84          Guaranteed Certificate Fund due
                    March 31, 2006*                                           5.05%                                       2,315
1CGF 84          Guaranteed Certificate Fund due
                    June 30, 2006*                                            5.65%                                       2,117

                 NCS HealthCare Employee Savings Plan and Trust
        Employee Identification Number (EIN): 34-1816187 Plan Number: 001 Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year) (continued)


                                                                            NUMBER OF
                                                                           SHARES/UNITS
                                                                                OR
                                                                             INTEREST                               CURRENT
    IDENTITY                  DESCRIPTION OF INVESTMENTS                       RATE                COST**            VALUE
-------------------------------------------------------------------------------------------------------------------------------
1CGF 84             September 30, 2006*                                       5.95%                                       1,907
1CGF 84          Guaranteed Certificate Fund due
                    December 31, 2006*                                        6.20%                                       1,770
1CGF 84          Guaranteed Certificate Fund due
                    March 31, 2007*                                           6.50%                                       2,389
1CGF 84          Guaranteed Certificate Fund due
                    June 30, 2007*                                            6.45%                                       1,590
1CGF 84          Guaranteed Certificate Fund due
                    September 30, 2007*                                       6.30%                                       1,664
1CGF 84          Guaranteed Certificate Fund due
                    December 31, 2007*                                        5.65%                                       1,329
1CGF 84          Guaranteed Certificate Fund due
                    March 31, 2008*                                           4.75%                                       1,511
1CGF 84          Guaranteed Certificate Fund due
                    June 30, 2008*                                            4.95%                                      54,516
1CGF 84          Guaranteed Certificate Fund due
                    September 30, 2008*                                       4.20%                                       1,458
1ER-STK             NCS HealthCare, Inc. Stock *                             980,970 shares       $1,228,398            186,384
Great-West       Pooled Separate Accounts:
1BIMXBI             Maxim Bond Index *                                        17,485 units                              264,107
1BMSXLC             Maxim Loomis Sayles Corporate Bond *                      18,475 units                              309,256
1BIMXUS             Maxim U.S. Government Mortgage
                       Securities *                                           24,386 units                              376,679
1BINXDG             Maxim Global Bond *                                        7,989 units                               97,666
1BSHXST             Maxim Short-Term Maturity *                                4,682 units                               67,214
1CMMXMM             Maxim Money Market *                                     119,841 units                            1,731,436
1IEUXIE             Maxim Index Eurporan *                                     6,968 units                               74,560
1IFSFAO             Fidelity Advisor Overseas *                               21,481 units                              271,352
1IFSXIA             Maxim Invesco Adr *                                        5,869 units                               60,794
1IPAXIP             Maxim Index Pacific *                                     15,769 units                               91,950
1IWSPGC             Putnam Global Growth *                                    63,517 units                              948,312
1LBLCHA             Aim Charter *                                             30,492 units                              614,037
1LBLFGO             Fidelity Advisors Growth Opportunities*                   53,851 units                              955,080
1LBLO15             Orchard Index 500 *                                       41,313 units                            1,063,876

                 NCS HealthCare Employee Savings Plan and Trust
        Employee Identification Number (EIN): 34-1816187 Plan Number: 001 Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year) (continued)


                                                                            NUMBER OF
                                                                           SHARES/UNITS
                                                                                OR
                                                                             INTEREST                               CURRENT
    IDENTITY                  DESCRIPTION OF INVESTMENTS                       RATE                COST**            VALUE
-------------------------------------------------------------------------------------------------------------------------------
1LBLXFG             Maxim Founder's Growth and Income *                       12,259 units                              161,976
1LGRULT             American Century - Twentieth
                      Century Ultra Fund* *                                  131,471 units                            3,098,416
1LGRWIN             AIM Weingarten *                                          44,651 units                              733,943
1LGRXGI             Maxim Growth Index *                                      27,284 units                              701,995
1LVAPGI             Putnam Fund For Growth and Income *                       47,574 units                            1,071,441
1LVAXVI             Maxim Value Index *                                       22,021 units                              539,276
1LGRCON             AIM Constellation Fund*                                   81,902 units                            1,644,316
1MGRXTM             Maxim T. Rowe Price Mid-Cap Growth *                      36,855 units                              653,028
1PBAXP1             Profile Series I *                                       168,849 units                            3,462,463
1PBAXP2             Profile Series II *                                      218,018 units                            4,237,407
1PBAXP3             Profile Series III *                                      96,779 units                            1,773,323
1PBAXP4             Profile Series IV *                                       21,466 units                              367,096
1PBAXP5             Profile Series V *                                        26,041 units                              417,854
1SBLO16             Orchard Index 600 *                                       17,987 units                              391,399
1SGRLDG             Lord Abbett Developing Growth *                           24,827 units                              263,711
1SVAXAS             Maxim Ariel Small-Cap Value *                             17,769 units                              442,820
1SVAXLS             Maxim Loomis Sayles Small-Cap Value *                     31,039 units                              860,663

                 Participant Loans *                                  8.0% to 9.75%, with
                                                                      maturity dates through
                                                                            2021

                                                                                                                        772,254
                                                                                                                 --------------
                                                                                                                 $   28,970,643
                                                                                                                 ==============

* Indicates party-in-interest to the Plan.

* Historical cost provided only for nonparticipant-directed investments.